FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Resources Inc.

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2. Date of Material Change

February 12, 2021.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on February 12, 2021.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Chief Executive Officer) - (416) 366-7300.

9. Date of Report

February 22, 2021.

Schedule "A"

Press Release

LONCOR CLOSES UPSIZED PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada - February 12, 2021 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that, further to its January 22, 2021 and February 3, 2021 press releases, it has closed the balance of its non-brokered private placement financing (the "Financing"), such balance involving the issue of 3,500,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$1,750,000.  This final tranche of the Financing, together with the Cdn$4,000,000 first tranche which was completed on February 3, 2021, results in total gross proceeds from the Financing of Cdn$5,750,000, an upsize of Cdn$750,000 from the Company's original Cdn$5,000,000 Financing amount.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.

The Company intends to use the proceeds from the Financing for continued exploration and development of the Company's Imbo Project (including finalizing the current drill program at the Adumbi gold deposit and, following this program, undertaking a Preliminary Economic Assessment of Adumbi and its neighbouring deposits) and for general corporate purposes.

At the Imbo Project, inferred mineral resources have already been delineated at the Adumbi deposit (28.97 million tonnes grading 2.35 g/t Au equivalent to 2.19 million ounces of gold), the Kitenge deposit (0.91 million tonnes grading 6.6 g/t Au equivalent to 0.19 million ounces of gold) and the Manzako deposit (0.77 million tonnes grading 5.0 g/t Au equivalent to 0.12 million ounces of gold).

The Company's current drilling at Adumbi is at depth where grades are increasing and where the potential exists to significantly increase the current 2.19 million ounce inferred resource.  At the satellite Kitenge and Manzako deposits, approximately four kilometres from Adumbi, mineralisation remains open at depth and along strike and further drilling will be undertaken at these two deposits, again with the potential to significantly increase the present mineral resources.

The Preliminary Economic Assessment of the Imbo Project to be undertaken following the completion of the current drill program is planned to ascertain early stage economics of Adumbi and other deposits at the Imbo Project.  In this regard the Company will also be reviewing its 100% owned Makapela high grade deposit and how it may be included to enhance the economics of Adumbi.  This deposit contains an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  The Makapela deposit remains open at depth.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (TSX: "ABX"; NYSE: "GOLD").  In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in approximately 2,000 km2 of Loncor ground in the Ngayu Greenstone Belt that they are exploring.  As per the joint venture agreements entered into between Loncor and Barrick, Barrick manages and funds exploration on the said ground until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and has commenced confirmation drilling in 2020.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick joint ventures, certain parcels of land within the Ngayu Belt surrounding and including the Adumbi and Makapela deposits have been retained by Loncor and do not form part of any of the joint ventures with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Adumbi and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 84.68% of this resource being attributable to Loncor via its 84.68% interest in the project. Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Resolute Mining Limited (ASX/LSE: "RSG") owns 26% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold

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Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed use of proceeds from the Financing, drilling at the Imbo Project, potential mineralization, drilling and other exploration under the joint venture agreements with Barrick, potential gold discoveries, potential mineral resource increases, mineral resource estimates, drill targets, preparation of a Preliminary Economic Assessment, economics of the Adumbi gold deposit and other deposits at the Imbo Project, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat , CEO, Toronto, Ontario Tel: (416) 366-7300

John Barker, VP of Business Development, United Kingdom +44 7547 159 521

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